Exhibit 99.1

LETTER TO THE BOARD OF DIRECTORS OF THE ISSUER

[LETTERHEAD OF THIRD POINT LLC]

September 8, 2011

Board of Directors
Yahoo! Inc.
701 First Avenue
Sunnyvale, CA 94089
Attention: Mr. Roy Bostock, Chairman

Dear Ladies and Gentlemen:

Third Point LLC (“Third Point”) is a registered investment adviser with approximately $8 billion under management.  We are writing to inform you that certain investment funds we manage have acquired a 5.1% interest in Yahoo! Inc. (the “Company” or “Yahoo”), bringing our holdings of common stock and currently-exercisable equity options to 65,000,000 of the outstanding shares, and positioning us as the Company’s third largest outside shareholder.

This letter details our principled demands for sweeping changes in both the Board of Directors (the “Board”) and Company leadership, and outlines the hidden value of Yahoo, which has been severely damaged – but not irreparably – by poor management and governance.

The Failures of Yahoo’s Board of Directors Necessitate a Significant Infusion of Fresh Board Talent

Yahoo’s current Board of Directors has made a number of decisions that have directly harmed the Company and resulted in a stock price far below the Company’s intrinsic value.  While we are focused on the future for Yahoo under new management, it is instructive to understand how this Board’s many mistakes have created the current conditions at an asset and talent rich company.   Among others:

1)
It is now widely accepted that the Board made a serious misjudgment in approving the hiring of Carol Bartz as Yahoo’s Chief Executive Officer, given her inexperience in the consumer-oriented internet space.   Although we are pleased that the Board has terminated Ms. Bartz’s employment, we fail to understand why this decision was so long in coming given her abysmal performance over the last two and a half years.  During this period, Ms. Bartz’s poor decision-making and communication skills publicly alienated the Company’s highly respected Asian partners, as well as its shareholders, sell-side analysts, bloggers, customers and employees.

While the decision to hire her alone is grounds for questioning the Board’s competence, its willingness to turn a blind eye to these serious problems and inexplicably remain supportive of Ms. Bartz notwithstanding the negative impact she was having on the Company is even more troubling.  As recently as June 23, 2011, at the Company’s annual meeting, Chairman Bostock reportedly stated that the Board remained “very supportive of Carol and this management team” and that they were “confident that Yahoo [was] headed in the right direction."  These comments demonstrate that this Board lacks the courage to urgently make the difficult decisions required by the situation today.

2)
It is also now widely recognized that the Board made a gross error in turning down the $31 per share Microsoft bid in 2008, which would have generated significant returns for Yahoo’s shareholders.  This mistake is all the more frustrating given Yahoo’s current depressed stock price of $13.61 per share — far below the Company’s intrinsic value, which we currently place in excess of $20 per share, as detailed below.

From the failed Microsoft sale negotiations, to a subsequent bungled and disappointing search deal with Microsoft, through a series of misguided CEO selections, and most recently the Alipay debacle, this Board’s failures have destroyed value for all Yahoo stakeholders.  Ms. Bartz’s exit and Mr. Morse’s elevation to interim CEO makes him Yahoo’s fourth CEO in four years and further demonstrates the poor corporate governance Yahoo investors have been saddled with for too long.  Even before Ms. Bartz’s hire, Yahoo’s shares materially underperformed the market and their peer group, as graphically evidenced in the Company’s most recent 10-K.  Against this background, it is evident that merely replacing the Company’s CEO – yet again – will not be enough to alter the direction of the Company.  Instead, a reconstituted Board with new Directors who will bring fresh eyes, relevant industry expertise and increased investor alignment to the table is immediately necessary.

Yahoo’s website states the Company’s values, among them: “We foster collaboration while maintaining individual accountability.”  It is time that certain members of this Board were held accountable for its past failures and their individual roles.  Accordingly, we insist that Mr. Bostock, who championed Ms. Bartz’s hiring and led the charge against the Microsoft deal, promptly resign from the Board.  We also demand that fellow Directors Arthur Kern and Vyomesh Joshi, who have stood by silently during these last five years of woeful performance, join Mr. Bostock in resignation.  Finally, we can only assume that Director Susan James, the President of Tri-Valley Animal Rescue, will also resign, given her close relationship with Ms. Bartz.  If she does not do so voluntarily, the Board should request her resignation as well.

As the Company sets out to recruit a new CEO and evaluate strategic alternatives, we are adamant that reconstituting the Board is crucial to provide any serious CEO candidate or strategic counterparty with a stable and responsive governance structure.   There is much work to be done and time is of the essence.  Even after the Company announced Ms. Bartz’s dismissal and the pursuit of strategic alternatives, Yahoo shares rose only 5%.  We believe the muted market reaction to Ms. Bartz’s dismissal represents a recognition that this management change is a necessary, but not sufficient, step towards unlocking Yahoo’s actual value.  Investors’ reluctance to embrace the stock and their lack of confidence in this Board’s ability to lead the franchise is understandable given the current Board’s track record.

Third Point has held discussions with many highly respected entrepreneurial executives active in technology, internet, media and consumer-related businesses.  From these discussions we have distilled an All-Star team of potential Director candidates, who would be indispensable in working with the reconstituted Board to pursue the three paths outlined in the recent company announcement:  CEO search, business review and strategic options.  We look forward to sharing our candidates with you shortly.

The Obscured Value in an Iconic American Technology Asset

We firmly believe that there is much to be gained from a successful and rapid transition in management, as we are convinced that Yahoo is grossly undervalued.  We have followed Yahoo for many years, and our analysis suggests that at a share price of $13.61, with $2.49 per share in tax adjusted net cash, $3.10 per share and $5.24 per share of after-tax values for the Yahoo! Japan and Alibaba Group stakes respectively, core Yahoo is left at an implied value of $2.78 per share or 2.2x 2012 EBITDA.   With more effective and focused management, one could realistically envision a re-rating to at least 7.0x 2012 EBITDA, driving a target of over $19.00 per share.  When coupled with tax efficient outcomes for its Asian assets, an additional $3.00-4.00 per share stands to be realized.  Continued share count reduction via buybacks and other potential capital structure optimization alternatives would further bolster the Company’s stock price.  In addition, based on our discussions with industry experts and entrepreneurs, we believe that with new management, there is significant further value in leveraging Yahoo’s globally trusted franchise and platform for a range of new products and innovations.

Focusing specifically on the Alibaba Group, the mid-term value potential for this stake alone could represent another $5.00 per share of upside.  The e-commerce interests housed under the Alibaba Group umbrella hold the dominant positions in the “B2B” (63% of 2010 market share according to Marbridge Consulting), “C2C” (85% share) and “B2C” (51% share) Chinese e-commerce markets.   Alibaba Group’s Taobao business is essentially Ebay and Amazon on steroids in terms of market share and revenue growth.   According to Goldman Sachs, the Chinese e-commerce market was $75 billion in 2010, with a 3 year forward compound annual growth rate of 43% compared to the $193 billion U.S. market with compound annual growth of 14% over the same period.   We currently estimate a pre-tax value for Alibaba Group of $25 billion.  Given Alibaba Group’s growth potential and market share, it is entirely conceivable that Yahoo’s 40% fully diluted stake in Alibaba Group could double in value over the next 2-3 years, highlighting its tremendous value.

Looking deeper into core Yahoo, it is clear that the Company possesses unique scale and scope as the Internet’s premier digital media company.  The near completion of significant platform transitions and increasing ad format creativity and client engagement translate to exciting prospects for 2012.   These compelling Yahoo initiatives were sadly lost in the chaos surrounding Ms. Bartz’s tenure as CEO.  Hidden by Yahoo’s senior management drama is a franchise benefitting daily from tremendous investment in resources and new platforms successfully built by Yahoo’s corps of talented, committed engineers, product development team and salespeople.

Finally, the Company’s leadership needs to rebuild relationships with its valued Asian partners in Yahoo Japan, Softbank and the Alibaba Group.   These are important sources of value for Yahoo, and the Company needs to enter a new, constructive era with these critical allies and friends of the Company.

In conclusion, we are eager to present to the Board our candidates and thoughts on the Company’s future.   We hope that the Board will take our proposals seriously and move towards the leadership overhaul that we are championing.  While the decision to undertake Board turnover initially rests with individual directors, ultimately, shareholders like Third Point have other means to effect changes necessary to protect their investment.  We are prepared to propose a slate of directors at the Company’s annual meeting next year should it become necessary.  Such proxy disputes are burdensome, and we sincerely hope that one will not be necessary here.  Shareholders have already suffered enough.

It is time for new leadership at Yahoo.   Yahoo’s investors, employees, clients and users deserve it.   We look forward to having what is great about Yahoo make headlines, encouraged and communicated by new CEO and Board leaders.

Sincerely,

/s/ Daniel S. Loeb

Daniel S. Loeb
Chief Executive Officer
Third Point LLC

CC:      Ms. Patti Hart
Ms. Sue James
Mr. Vyomesh Joshi
Mr. David Kenny
Mr. Arthur Kern
Mr. Brad Smith
Mr. Gary Wilson
Mr. Jerry Yang

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